January 16, 2013
Ms. Pamela Long,
Assistant Director
Division of corporate Finance
United States Securities and Exchange Commission
100 F Street, N.W.
Washington, D.C. 20549

Re:           Green Earth Technologies, Inc.
Registration Statement on Form S-1
Filed December 19, 2012
File No. 333-185557

Dear Ms. Long:

By letter dated January 10, 2013 (the “SEC Letter”), the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided comments on our Form S-1 Registration Statement, SEC File No. 333-185557 (the “Registration Statement”).  In light of the fact that the one of the comments in the SEC letter raises the issue of whether we are eligible to use incorporation by reference with respect to the Registration Statement we respectfully request that you review our responses to your comments, particularly our response to your fourth comment, before we file an amendment to the Registration Statement.  Once that issue has been resolved, one way or the other, we will file an amendment to the Registration Statement that incorporates all the changes mandated by your comments.

In order to facilitate your review, this letter responds to each of the comments set forth in the SEC Letter on a point-by-point basis.  The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the SEC Letter.

General

1.	Please revise your registration statement to include a description of the securities being registered in accordance with the requirements of Item 9 of Form S-1 and Item 202 of Regulation S-K.

Annex A attached hereto is our proposed disclosure in response to this comment.  This additional information will be incorporated directly into Amendment No. 1 to the Registration Statement.

2.
Please include Item 509 of Regulation S-K disclosure with respect to the legal counsel opining on the legality of securities covered by the registration statement.  Please include in the filing the counsel’s name and business address.  Refer to paragraph 23 of Schedule A under the Securities Act of 1933.

In response to this comment, the following disclosure will be incorporated directly in Amendment No. 1 to the Registration Statement.

INTERESTS OF NAMED EXPERTS AND COUNSEL

No expert or counsel named in this prospectus as having prepared or certified any part of this prospectus or having given an opinion upon the validity of the securities registered or upon other legal matters in connection with the registration or offering of the common stock was employed on a contingency basis, or had, or is to receive, in connection with the offering, a substantial interest, direct or indirect, in the registrant or its subsidiaries.  Nor was any such person connected with the registrant or its subsidiaries as a promoter, managing or principal underwriter, voting trustee, director, officer or employee.

Friedman LLP, independent registered public accounting firm, has audited our consolidated financial statements and schedule included in our 2012 Annual Report, as set forth in their report, which is incorporated by reference in this Prospectus and elsewhere in the registration statement.  Our consolidated financial statements and schedule are incorporated by reference in reliance on Friedman LLP’s report, given on their authority as experts in accounting and auditing.

The validity of the shares of our common stock offered in this prospectus has been passed upon for us by Morse, Zelnick, Rose & Lander, LLP, 405 Park Avenue, Suite 1401, New York, New York 10022.

Prospectus Summary, page 1

3.	Please expand your disclosure to provide investors with a complete summary of the material terms of the offering. Please also address the requirements of Items 503(b) and (c) of Regulation S-K.

Annex B attached hereto is our proposed disclosure in response to this comment.  This additional information will be incorporated directly into Amendment No. 1 to the Registration Statement.

Incorporation by Reference of Certain Documents, page 1

4.
We note that you have incorporated information by reference in reliance upon General Instruction VII to Form S-1.  In order to incorporate information by reference in accordance with Items 11A and 12 of Form S-1, you must meet certain requirements, including the requirement set forth in Section D.1.(c) of General Instruction VII, which states that a registrant is not a registrant for an offering of penny stock as such term is defined in Rule 3a51-1 of the Exchange Act.  Exchange Act rule 3a51-1(a)(2)(i) states that in order for an equity security not to be considered penny stock, an issuer is required to have stockholders’ equity of $5 million, market value of listed securities of $50 million for 90 consecutive days prior to applying for the listing, or net income of $750,000 in the most recently completed fiscal year or in two of the last three completed fiscal years.  Based upon (i) our review of your latest annual report which indicates a stockholders deficit and loss from operations, as well as (ii) a market value for your securities of less than $50 million (measured by multiplying the closing bid price as quoted on the OTCBB by the number of securities listed), it appears that you are engaged in an offering of penny stock.  As a result, please amend the registration statement to include all disclosure required by Form S-1, or otherwise, please provide us with a detailed legal analysis demonstrating how you meet the requirements of General Instruction VII.

We believe we are not precluded from relying on General Instruction 7 to Form S-1.  With respect to your contention that our common stock is a “penny stock” as defined under Exchange Act Rule 3a51-1, we note that under that rule there are seven categories of equity securities that are not deemed to be a “penny stock.”  These categories are described in paragraphs (a) through (g) of the Rule and some have multiple or alternative criteria.  An equity security falling into any one of these categories is not deemed a “penny stock.”  We believe the relevant category is described in paragraph (g)(2) – a security “whose issuer has . . . average revenue of at least $6,000,000 for the last three years.”  For our three most recent complete fiscal years, namely those ending June 30, 2012, 2011 and 2010, we had revenues of $7.6 million, $7.8 million and $2.6 million, respectively, resulting in average revenue of $6.0 million per year.1  We also note that our revenue for the first six months of the current fiscal will be significantly higher than 2012 revenue.2  Thus our average revenue for the three fiscal years ending June 30, 2013 will be substantially higher than the $6.0 million threshold held set forth in paragraph (g)(2) of Rule 3a51-1.  On this basis, we respectfully request your acquiescence to our position that we are eligible to incorporate by reference under General Instruction 7 to Form S-1.

The Selling Stockholders, page 4

5.
In accordance with the requirements of Item 507 of Regulation S-K, please revise your disclosure to discuss the nature of any position, office, or other material relationship which any of the selling stockholders has had within the past three years with the company or any of its predecessors or affiliates.

In response to your comment we will edit the Selling Stockholders table as follows:

(i)
In footnotes 5 and 7 we will add the following sentence.  Mr. Galesi is the founder, chairman and controlling shareholder of the Galesi Group, which is the beneficial owner of approximately 23.3% of our outstanding shares of common stock.

(ii)	In footnote 9 we will add the following sentence: Mr. Raquet is a member of our board of directors.

6.
Please disclose whether any of the selling stockholders (other than a natural person) is a broker-dealer or an affiliate of a broker-dealer.  If a selling stockholder is a broker-dealer, please state that it is an underwriter with respect to the shares that it is offering for resale.  If the selling stockholder is an affiliate of a registered broker-dealer, please revise to disclose the following:

●	that the selling stockholder purchased in the ordinary course of business; and
●	that, at the time of purchase of the securities to be resold, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

If the selling stockholder is unable to make these representations, please state that it is an underwriter.

Each Selling Stockholder has advised us that they are neither a broker-dealer nor an affiliate of a broker-dealer.

Signatures

7.	Please identify the executive officer who is signing the registration statement in the capacity of principal executive officer. Refer to Instruction 1 to Signatures in Form S-1.

Jeffrey Loch is our principal executive officer and will be so identified on the signature page to the Registration Statement.

If you have any questions, or if we may be of any assistance, please do not hesitate to contact the undersigned at 914-372-4201 or our outside legal counsel, Joel J. Goldschmidt, Esq. of Morse, Zelnick, Rose & Lander, LLP at (212) 838-8269.

       Very truly yours,

/s/ Greg Adams
Name: Greg Adams
Title: Chief Financial Officer and Chief Operating Officer

1 Reported “net revenue,” which reflects returns, discounts and allowances for the same year, was slightly lower.  However, the Rule refers simply to “revenue” as opposed to “net revenue” or “revenue as reported”.
2 Financial results for the three and six month periods ending December 31, 2012 have not yet been made public.

ANNEX A

DESCRIPTION OF SECURITIES

The following description of our common stock and the relevant provisions of our certificate of incorporation and by-laws are summaries and are qualified by reference to these documents, which are attached as exhibits to the registration statement of which this prospectus is a part.

Our authorized capital stock consists of 300,000,000 shares of common stock, par value $0.001 per share. Our common stock is quoted on the OTCBB under the trading symbol GETG.

As of January 15, 2013, 156,037,965 shares of our common stock were issued and outstanding, all of which are fully paid and non-assessable.  In addition, another 83,533,621 shares of our common stock have been reserved for future issuance, including the 55,147,059 shares offered for sale under this prospectus.  As of January 15, 2013, we had 372 shareholders of record.

Holders of common stock are entitled to one vote per share on matters submitted to a vote of stockholders.  Except as otherwise provided in our certificate of incorporation or bylaws or as required under the Delaware General Corporation Law, the affirmative vote of a majority of votes cast for or against the matter by stockholders entitled to vote is required to approve matters submitted to a vote of stockholders, including the election of directors.  The Delaware General Corporation Law provides generally that the affirmative vote of shareholders owning a majority of the issued and outstanding shares of common stock entitled to vote on any matter is required to amend a corporation’s certificate of incorporation unless the corporation’s certificate of incorporation requires a greater percentage.  Our certificate of incorporation does not impose any supermajority requirements.

Holders of common stock do not have cumulative voting rights, preemptive rights or conversion rights.  None of our issued and outstanding shares of common stock are subject to any redemption provision.  Holders of common stock are entitled to receive dividends as may be declared by our board of directors out of funds legally available for the payment of dividends when deemed expedient.  Upon our liquidation, dissolution or winding up, the holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities.

Authorized but unissued shares of our common stock are available for future issuance without stockholder approval.  These additional shares may be issued in connection with a variety of corporate purposes, including public or private offerings to raise capital, acquisitions and compensation arrangements or employee benefit programs.  The existence of authorized and unissued shares of common stock may make it more difficult or discourage an attempt to obtain control of us by means of a proxy, contest, tender offer, merger or otherwise.

Transfer Agent

The transfer agent and registrar for our common stock is Issuer Direct Corporation, 500 Perimeter Park Drive, Suite D, Morrisville, North Carolina 27560.

Anti-Takeover Provisions

The below provisions are intended to enhance the likelihood of continuity and stability in the composition of the board of directors and in the policies formulated by the board of directors and to discourage certain types of transactions that may involve an actual or threatened change of control of us.  These provisions are also designed to reduce our vulnerability to an unsolicited proposal for a takeover of us that does not contemplate the acquisition of all of our outstanding shares or an unsolicited proposal for the restructuring of sale of all or part of us.  These provisions, however, could discourage potential acquisition proposals and could delay or prevent a change of control of us.  They may also have the effect of preventing changes in our management.

Special Meetings of Stockholders

Our by-laws provide that special meetings of the stockholders may only be called by the affirmative vote of a majority of our board of directors, our chairman of the board or our chief executive officer and not by any other person.

Requirements for Stockholder Nominations and Proposals

Our bylaws contain notice procedures with respect to stockholder nominations of candidates for election as directors and stockholder proposals.  Our bylaws specify certain requirements as to the form and content of a stockholder’s notice.  These provisions may preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting or a special meeting of stockholders.

Board of Directors

Our bylaws provide that vacancies on the board of directors may be filled by a majority of the board of directors then in office, even if less than a quorum is present.  In addition, our board of directors is divided into three classes.  Directors serve for a three-year term, with one class of directors being elected by our stockholders at each annual meeting.  Currently, we have one Class I director, two Class II director and one Class III director.

Amending Bylaws

Our bylaws provide that the above provisions concerning special meetings of stockholders, requirements for stockholder nominations and proposals and filling board vacancies may only be altered, amended or repealed upon the affirmative vote of either a majority of the board of directors or upon the affirmative vote of not less than sixty-six and two-thirds percent of our stockholders.

Delaware Anti-Takeover Statute

We are subject to Section 203 of the Delaware General Corporation Law.  In general, this provision prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder, unless the transaction in which the person became an interested stockholder is approved in a manner presented in Section 203 of the Delaware General Corporation Law.  Generally, a “business combination” is defined to include mergers, asset sales and other transactions resulting in financial benefit to a stockholder. In general, an “interested stockholder’ is a person who, together with affiliates and employees, owns, or within the past three years did own, 15% or more of a corporation’s voting stock.

ANNEX B

PROSPECTUS SUMMARY

Overview

We create, develop, market, sell and distribute an array of G-branded, environmentally-friendly, bio-based performance and cleaning products to the automotive aftermarket, outdoor power equipment, well service and marine markets, which includes automobiles, lawn mowers, power washers, chain saws, leaf blowers, hedge trimmers and boats.  Our product categories include performance products, principally lubricants that substitute for petroleum-based motor and engine oils, automotive cleaning products, outdoor cleaning solutions, well stimulation products and surface washing agents.

Our technology platform for manufacturing proprietary and innovative high performing “green” products whose primary brands, G-OIL® and G-CLEAN®, are the end result of company created or sourced intellectual property.    Manufactured domestically under supply and requirement contracts, our proprietary environmentally preferred base oils are comprised of fatty acids procured from either plant and vegetable oils or animal fats.  Our ultimate biodegradable “green-base” replaces traditional petroleum and chemical derived bases typically associated with motor oils and other lubricants as well as cleaning solutions without compromising performance or value.  We believe our products deliver comparable or superior performance at competitive prices, thus giving consumers the ability to “do their part” in protecting the environment without paying more to do so.

We sell the majority of our products directly to retailers and installers as well as through master distribution agreements with wholesalers and contractual arrangements with independent sales and marketing professionals.  Our products are available at a number of national retail outlets and chain stores including Walmart, The Home Depot, Menards, ACE Hardware and Canadian Tire Corporation.  We are actively pursuing relationships with other wholesalers and retailers to include additional major national consumer purchase locations in the household goods, automotive aftermarket, outdoor power equipment market, oil and gas market and marine market.

This Offering

This Prospectus relates to the sale, from time to time, by the Selling Stockholders of up to 55,147,059 issuable upon exercise of conversion rights contained in the Debentures and exercise of the Warrants.  The conversion price of the Debentures and the exercise price of the Warrants are $0.17 and $0.21 per share, respectively.  The Debentures and the Warrants were issued to eight accredited investors (the “Investors”) in a private placement transaction.  The Debentures are due and payable on December 31, 2014 and the Warrants are exercisable at any time on or before December 31, 2016.

Risk Factors

Investing in our common stock involves a high degree of risk and you could lose your entire investment.  You should carefully consider the following risks before deciding to purchase shares of our common stock.  This list is not exclusive; there may be other risks not listed here that could adversely impact our business, operations and/or financial condition.

●	A significant portion of our sales is derived from a limited number of customers.

●	We have a history of losses and cash flow deficits and we expect to continue to operate at a loss and to have negative cash flow for the foreseeable future.

●
As a result of our ongoing operating losses and negative cash flow, we have significant capital needs and our existing financial resources, including an equity line of credit, will not provide us with sufficient working capital to fund operations and we cannot assure you that we will be able to obtain financing on reasonable or acceptable terms, if at all.

●
Our auditors, in their report issued in connection with their audit of our financial statements for the year ended June 30, 2012, included a statement that there is substantial doubt as to our ability to continue as a going concern.

●	A significant portion of our sales is derived from a limited number of customers. For the year ended June 30, 2012, 91% of our net revenue was derived from four customers.

●
We rely on a network of strategic partners for basic business critical services, and we have no control over their operations and if any of these relationships terminate, our business and operations may be adversely impacted.

●	We depend on a third party to effectively market and sell our products.

●	We depend on a limited number of suppliers for our products and to provide us with ancillary supply chain services.

●	We have granted the Delta Group a right of first refusal, which could adversely impact our ability to sell the company.

●
There are a limited number of suppliers for the bio-base ingredient of our performance products. Our business and results of operations would be adversely affected if we are unable to obtain sufficient quantities of this ingredient from those suppliers at favorable prices.

●
Our future success depends, in part, on our ability to obtain and retain various governmental and industry certifications for our products.  If we fail to do so, our reputation may suffer and our products may not be able to compete effectively.

●	Our future success depends on broad market acceptance of our products, which may not happen.

●	We may not succeed in establishing the “G” brand, which could prevent us from acquiring customers and increasing our revenues.

●	The industry in which we compete is highly competitive.

●
As public awareness of the health risks and economic costs of petroleum- and chemical-based products grows, we expect competition to increase, which could make it more difficult for us to grow and achieve profitability.

●	We rely on certain key personnel. If any of our key employees leave and we cannot replace them with persons with comparable skills, our business will suffer.

●
Our future success depends on our ability to utilize certain intellectual property rights, some of which belong to third parties and some of which we own.  If we cannot do so, or if we were found to be infringing on the proprietary rights of others, our business could be substantially harmed.

●
We have eight stockholders each of whom beneficially owns more than 5% of our stock and who, in the aggregate, beneficially own 82.7% of our stock.  These stockholders in the aggregate own 48.5% of our actual issued and outstanding shares of common stock.

Corporate Information

We were organized under the laws of the State of Delaware on August 7, 2007.

We have one wholly-owned subsidiary, GET Well! Inc., formally GET Manufacturing, Inc., a Delaware corporation incorporated on June 3, 2008.  We do not own equity interests in any other entity.  Our executive offices are located at 1136 Celebration Boulevard, Celebration Florida 34747and our telephone number is (877) 438-4761.  We also maintain a corporate office 7 West Cross Street, Hawthorne, New York 10532, telephone number 914-372-4202.  Our website is accessible at www.getg.com.